Exhibit 20.1

FOR IMMEDIATE RELEASE                          TRADED: NASDAQ: WIDEF, WIDWF
JANUARY 30, 1997                                          BOSTON: WDE, WDEW

                     WIDECOM COMPLETES R&D JOINT VENTURE

      MISSISSAUGA, ONTARIO, CANADA--The WideCom Group Inc. announced today that it had entered into a joint venture with Societe Innovatech du Grand Montreal ("Innovatech") to establish a research and development consortium.

      Each of WideCom and Innovatech, which is an economic development agency of the Province of Quebec, have acquired an equal stake in the Consortium in exchange for capital contributions from each of approximately US$1,875,000. The Consortium expects to be eligible to receive subsidies and direct payments under various Canadian and Provincial R&D incentive programs, which could substantially expand the amount of research and development that the Consortium can undertake.

      Raja S. Tuli, President of WideCom, stated "We are delighted that the Company was offered this opportunity. Conducting our R&D through the Consortium should permit us to expand the work we can pursue while achieving a lower effective cost. This arrangement is a win-win for all involved, and could prove strongly beneficial to our stockholders and Quebec over many years to come."

      In addition to WideCom's stake in the Consortium, WideCom's management will direct the activities of the Consortium and WideCom will have a license to any technology developed by the Consortium that is useful to the business of WideCom. WideCom and Innovatech have also entered into an agreement which may permit WideCom to acquire Innovatech's interest in the Consortium in exchange for 253,000 shares of WideCom's restricted common stock.


The WideCom Group Inc. designs, manufactures and markets high-speed, high-performance, wide-format document management systems. WideCom's product lines include its 36" WIDEfax(R) facsimile machines, engineering scanners and direct imaging plotters. WideCom distributes its products directly through VARs, OEMs and distributors internationally. There can be no assurance that the Consortium will be successful in developing new technologies useful to WideCom, nor can there be any assurance that the Consortium will be eligible for government subsidies or other assistance, or that current government programs providing subsidies or assistance to research and development will be continued in the future.